Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Manna Smart Retail Inc.
1007 N Orange St. 4th Floor Ste 1382
Wilmington, DE 19801
https://www.manna.coffee/

Up to $1,234,999.50 Simple Agreement for Future Equity.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Manna Smart Retail Inc.
Address: 1007 N Orange St. 4th Floor Ste 1382, Wilmington, DE 19801
State of Incorporation: DE
Date Incorporated: March 23, 2023

Terms:

Simple Agreement for Future Equity

Offering Minimum: $124,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,234,999.50 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Undefined security when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $15,000,000.00
Discount: 20.0%
Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $111.00

Terms of the underlying Security

Underlying Security Name: Undefined security

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investments Incentives and Bonuses*

Early Bird Perks

Early Bird 1 - Invest $1,000+ within the first two weeks and receive 3% addition to the base discount rate and Awards, Discounts, and Raffle Tickets.

Early Bird 2 - Invest $5,000+ within the first two weeks and receive 4% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 3 - Invest $10,000+ within the first two weeks and receive 5% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 4 - Invest $25,000+ within the first two weeks and receive 6% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 5 - Invest $50,000+ within the first two weeks and receive 8% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 6 - Invest $100,000+ within the first two weeks and receive 10% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Mid-Campaign Perks

Flash Perk 1 - Invest $5,000+ between Day 30 and Day 37 and receive 4% addition to the base discount rate.

Flash Perk 2 - Invest $5,000+ between Day 60 - Day 67 and receive 4% addition to the base discount rate.

Amount-Based Perks

Manna Family: Invest $111+ and receive access to the Secret Manna Family Community, which is exclusive and connected, along with 1 raffle ticket for the Burning Man Experience.

Espresso Enthusiast: Invest $250+ and receive a bag of Manna Coffee Signature Blend, known for its bold, smooth, and unforgettable flavor, along with 1 raffle ticket for the Burning Man Experience.

Cappuccino Champion: Invest $500+ and receive $500 off for your Coffee Kiosks, a sustainable temperature-locking Manna

Coffee Tumbler, and 2 raffle tickets for the Burning Man Experience.

Latte Legend: Invest $1,000+ and receive an exclusive Manna Family Hoodie that is super cozy and incredibly warm, along with 4 raffle tickets for the Burning Man Experience.

Macchiato Guru: Invest $2,500+ and receive access to "Know Everything About Coffee: The Ultimate Online Masterclass," along with 10 raffle tickets for the Burning Man Experience.

Mocha Mogul: Invest $5,000+ and receive $1,000 off for your Coffee Kiosks, the opportunity to create a seasonal drink with Manna (Brew, Blend, Enjoy!), and 20 raffle tickets for the Burning Man Experience.

Cold Brew Connoisseur: Invest $10,000+ and receive free coffee for life, allowing you to sip forever, along with 40 raffle tickets for the Burning Man Experience.

Nitro Innovator: Invest $25,000+ and receive an invitation to the Founders' Strategic Dinner to shape Manna's future, along with 100 raffle tickets for the Burning Man Experience.

Mannaccino Evangelist: Invest $50,000+ and receive $5,000 off for your Coffee Corner, a Roastery Tour to feel the heat of Manna's craft, and 200 raffle tickets for the Burning Man Experience.

Brew Master: Invest $100,000+ and receive a free Nano Coffee Corner, along with an exclusive South American Coffee Plantation Trip and 400 raffle tickets for the Burning Man Experience.

Terms and Conditions

* Each prize tier includes all rewards from the previous tiers. The higher the tier, the more rewards you receive! The images of prizes shown are for illustrative purposes only. Actual designs, colors, and specifications may vary. Final prize selections are subject to availability and may be substituted with similar items of equal or greater value.

** Burning Man Experience:

The prize includes two (2) Burning Man festival tickets and a place in the Manna Coffee Team camp. No other expenses are covered. Prize recipients are solely responsible for all additional costs, including but not limited to transportation, accommodation, food, gear, travel insurance, and any required permits or documentation.

Manna Coffee is not responsible for any cancellations, changes, or disruptions related to the festival, camp, or any third-party services. By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all Burning Man rules, laws, and camp policies.

*** Subject to availability, varies by Kiosk

**** 1 cup / day next 10 years at any Manna Kiosk

***** The award includes round-trip economy airfare and hotel stay. The exact details are subject to availability and may be modified at the discretion of Manna Coffee.

Prize recipients are responsible for any additional expenses, including but not limited to transportation to and from the airport, meals, travel insurance, incidentals, and any required travel documents (e.g., passports, visas). Manna Coffee is not responsible for any cancellations, delays, or unforeseen circumstances affecting travel or accommodation.

By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all applicable laws, airline regulations, and accommodation policies.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Manna Smart Retail Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club bonus the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Manna Coffee is building a nationwide network of smart coffee kiosks that deliver barista-quality espresso drinks in just 30 seconds—no barista or storefront required. Designed for high-traffic locations like hospitals, universities, transit hubs, and office buildings, Manna Coffee offers premium convenience at an affordable price point, with each cup priced at just $3.75. Backed by a seasoned founding team with deep experience at Google, McKinsey, and multiple FoodTech exits, the company is on a mission to transform the $56B U.S. Coffee-to-Go market by replacing outdated vending and labor-intensive cafés with a modern, fully automated solution.

Business Model

Manna Coffee operates an asset-light, scalable business model by selling or leasing smart kiosks to entrepreneurs and property owners, who then generate revenue from each sale made through the machine. Kiosks are remotely monitored via proprietary software, minimizing operational overhead and eliminating the need for staff. With current units averaging $30,000+ in Annual Recurring Revenue (ARR) and projected margins of 70%, kiosk operators and micro-investors enjoy a high-ROI opportunity, while Manna earns recurring income through software fees, consumable refills, and potential revenue-sharing agreements.

Intellectual Property

Manna Coffee's competitive edge lies in its proprietary software platform that powers kiosk operations, including real-time sales tracking, remote diagnostics, inventory alerts, and dynamic pricing. The system is designed for scalability, allowing owners to manage multiple kiosks with ease while driving consumer engagement through a loyalty program that achieves up to 60% retention rates. Manna is also actively developing next-generation solutions, including robotic barista technology and drive-thru automation, with plans for deployment by 2026, further deepening its technology moat.

Competitors and Industry

Competitors

Manna Coffee competes with traditional coffee chains, legacy vending machines, and newer self-serve beverage startups. While traditional cafes struggle with high labor and rent costs, and old vending machines offer poor quality, Manna combines premium coffee, rapid service, and zero labor costs—making it a compelling alternative. Unlike newer coffee-tech startups that focus on in-store automation, Manna's modular kiosks are built for broad deployment in underutilized spaces, giving it a location-first distribution advantage in both urban and underserved markets.

Industry

The U.S. out-of-home coffee market is valued at $56 billion and growing, driven by a consumer base of over 150 million daily coffee drinkers. Simultaneously, the $43 billion smart retail industry is transforming consumer expectations for convenience and automation. Rising labor costs and a shift toward self-service experiences are accelerating demand for solutions like Manna Coffee. Additionally, over 60,000 outdated coffee vending machines across the U.S. represent a massive retrofit opportunity, positioning Manna to lead a wave of modernization in automated coffee service.

Current Stage and Roadmap

Current Stage

As of February 2025, Manna Coffee has deployed 24 kiosks across five states, generating strong unit economics with over

$30,000 ARR per machine and 70% average profit margins. The company has over 250 secured kiosk locations and has seen rapid growth—scaling from 5 to 37 kiosks in just six months. A waitlist of 1,000+ prospective kiosk owners highlights strong demand, and the company has validated its technology and performance in extreme real-world conditions, including successful operations at events like Burning Man.

Future Roadmap

Looking ahead, Manna Coffee aims to expand to 1,000+ kiosks by 2026 and 5,000+ by 2029, pending market conditions. The company plans to invest in product enhancements including robotic barista systems, cold brew upgrades, and smart food vending integrations. With a growing network of micro-investors, entrepreneurs, and property partners, Manna is building the infrastructure to become a dominant player in automated coffee. Funds from this raise will support R&D, manufacturing scale-up, and strategic location deployments to accelerate national coverage and brand visibility.

The Team

Officers and Directors

Name: Fedor (Ted) Lisitsyn

Fedor (Ted) Lisitsyn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Ted oversees all growth strategies at Manna Coffee. This includes acquiring new Coffee Corner Owners, streamlining scalable processes for location sign-ups, enhancing offerings for end users, boosting brand recognition, and raising capital to ensure sustainable and healthy expansion. Ted does not currently receive compensation, but plan to following a seed round.

Other business experience in the past three years:

- Employer: YES Group
  Title: Founder, Partner, Consultant
  Dates of Service: March, 2023 - October, 2024
  Responsibilities: Managed end-to-end multiple complex innovative technological and operational cross-functional projects within several industries from scratch to the point where the internal Team could continue to develop them independently successfully.

Other business experience in the past three years:

- Employer: Google
  Title: Global Product Planner, Strategy & GTM
  Dates of Service: October, 2022 - April, 2023
  Responsibilities: Orchestrated strategic Product planning, day-to-day Business Operations processes, and cross-functional weekly syncs for Google Nest global team ($16mm monthly recurring revenue; 20+ employees; Product, Marketing, Finance, Analytics, etc.) and follow-up implementation (additional market research, GTM, features development roadmaps with improved time-to-market -35%).

Other business experience in the past three years:

- Employer: FOUNTAIN
  Title: Head of Innovations and Special Projects
  Dates of Service: March, 2022 - October, 2022
  Responsibilities: Led end-to-end development of the Retain Product (the second core business vertical after Hiring and the key source of $50mm revenue growth in 3 years with higher LTV), its integrations into Customers' HRIS (-20% churn), and launch of 5 paid pilots.

Other business experience in the past three years:

- Employer: BUYK
  Title: Product Management Director, Technology Products and Special Projects
  Dates of Service: August, 2021 - March, 2022
  Responsibilities: Led technological launch of ~50 dark stores (700+ employees, $1.6mm monthly recurring revenue),

incl. innovative product development and adoption.

Name: Sergey Cheremush

Sergey Cheremush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CFO, President, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Serhii leads the strategic vision and operations of our innovative self-service coffee shop network, driving growth and expansion across the U.S. His role focuses on building partnerships, overseeing franchise development, and ensuring the company's mission of providing convenient, high-quality coffee experiences. Serhii does not currently receive compensation, but plans to following a seed round.

Other business experience in the past three years:

- Employer: Bestseller Group USA
  Title: President
  Dates of Service: July, 2022 - Present
  Responsibilities: Owner of a group of companies established 20 years ago, currently holding the position of President of a legal entity in the USA.

Name: Nikita Cherkasskii

Nikita Cherkasskii's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, COO, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Nikita leads all operation aspects in NYC. He does not currently receive compensation but plan to following a seed round.

Other business experience in the past three years:

- Employer: Kitchen No More
  Title: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Nikita connects new locations through his network.

Other business experience in the past three years:

- Employer: PA Intertaiment LLC
  Title: Project Manager
  Dates of Service: December, 2023 - March, 2024
  Responsibilities: Leaded a new product launch.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an

investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Manna Coffee was formed on December 9, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Manna Coffee has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens or other blockchain assets may also be subject to significant price volatility
The market value of the Tokens and other blockchain assets may be subject to significant fluctuations, which may be caused by various factors beyond our control. The blockchain asset industry, including the Tokens, is relatively new and untested, and its future performance is uncertain. The market prices of blockchain assets, including the Tokens, may be influenced by

various factors, such as regulatory actions, market adoption and acceptance, competition, global economic and political developments, and other unforeseeable events. A decline in the price of a single blockchain asset, such as Bitcoin or Ethereum, may cause volatility in the blockchain asset industry and may affect the market value of the Tokens or other blockchain assets. Moreover, the blockchain asset industry is susceptible to cyber-attacks, hacking, fraud, and other malicious activities, which may affect investor or user confidence in the industry and cause market volatility. A security breach or other cybersecurity incident involving the Tokens or other blockchain assets may cause their market value to fluctuate and adversely impact our business operations and financial condition.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Founder Compensation
The three founders of Manna Coffee currently receive no compensation but plan to earn $60,000 each per year. In the initial months following the funding round closure, a limited portion of the funds may be allocated to cover founders' salaries, capped at $5,000 per person per month, equating to an annual rate of $60,000. The company intends to transition these salaries to be fully covered by operational profits starting in June 2025.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Manna Triumph Holding LLC (owned and managed by Ted Lisitsyn, Sergey Cheremush, Nikita Cherkasskii)	8,450,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $45,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Initial allocation of company shares upon incorporation
  Date: August 23, 2023
  Offering exemption relied upon: Regulation S

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Internal restructuring between affiliated entities
  Date: February 14, 2025
  Offering exemption relied upon: Rule 144

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Establishment of an employee option pool
  Date: February 14, 2025
  Offering exemption relied upon: Rule 701

- Type of security sold: SAFE
  Final amount sold: $45,000.00
  Use of proceeds: $15k was use for RnD and New Coffee Machine Integration (more containers for beans and powders) and $30k was used for locations scouting for multi-unit agreements (5+ kiosks) and further development of Manna Locations Marketplace.
  Date: April 28, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 27,500
  Use of proceeds: Not applicable
  Date: April 28, 2025
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 550,000
  Use of proceeds: YSIMachines bought Kiosks and received 550,000 shares of Common Stock in collateral until we fulfill our obligations under Operations Agreement.
  Date: March 11, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $558 compared to $96,548.33 in fiscal year 2024.

Manna Coffee installed its first kiosks in NY, NJ, NC, FL, and CA, generating revenue from kiosk sales, ingredient supplies (coffee beans, cocoa and milk powder, syrups, etc.), consumables (cups, lids, sleeves) to partners, and direct coffee sales to consumers. The increase in revenue was driven by expanding our footprint, adding new locations, and growing partner demand.

Cost of Sales

Cost of Sales for fiscal year 2023 was $558 compared to $50,355.09 in fiscal year 2024.

The increase in Cost of Sales was due to higher production volumes, expansion into multiple states, and an increased number of kiosks in operation. Additionally, higher ingredient and supply costs were offset by economies of scale and improved procurement processes.

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $46,193.24 in fiscal year 2024.

Gross margins improved as higher kiosk sales and ingredient supply revenue contributed to a more diversified revenue mix. Additionally, optimization of ingredient sourcing and operational efficiencies helped maintain stable margins despite expansion-related costs.

Expenses

Expenses for fiscal year 2023 were $558 compared to $83,727.02 in fiscal year 2024.

The increase in expenses was primarily due to expansion efforts, increased marketing costs to support partner acquisition, and investments in supply chain logistics to scale operations. However, improvements in operational efficiencies and AI-driven monitoring of kiosks helped control costs and drive sustainable growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because our revenue scales directly with the number of operating kiosks. As we expand, each additional kiosk contributes proportionally to overall revenue (e.g., 50 kiosks generate 10x the revenue of 5 kiosks). While we continue to see improvements in revenue per kiosk over time, this approach provides a conservative and reasonable proxy for revenue projections. Past cash flow was primarily generated through kiosk sales, coffee drink sales, and the recurring supply of ingredients and consumables to our partners. Our goal is to reach 1,000 kiosks by 2026, generating $40+ million in revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 5, 2025, the Company has available capital resources, including Accounts Receivable of $165,000 and approximately $9,500 balance in its checking account at JPMorgan Chase Bank, N.A. Additionally, all three co-founders have committed to contributing up to $20,000 each as a short-term, interest-free, fee-free loan to support working capital needs and ensure the timely deployment of new coffee kiosks in compliance with SLAs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, but required for our future accelerated growth plans.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company but are crucial for capturing market momentum and accelerating Manna Coffee's growth. Of the total funds that our Company has, ~85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate being able to operate indefinitely, as Manna Coffee is already profitable on a month-to-month basis, making the amount raised less critical to sustaining operations.

Our current expense rate is $4,000/month, allocated as follows: $2,000 for SMM, $500 for operational software fees, $500 for legal or related services, and $1,000 for anticipated one-time payments for third-party services such as design, market research, and printing, as needed. This structure covers essential business functions while keeping operations lean and scalable.

All other expenses are covered by payments from partners and only incurred after receiving those payments, ensuring a sustainable cash flow model.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1,235,000, we anticipate being able to operate indefinitely, as Manna Coffee is already profitable on a month-to-month basis, making the amount raised less critical to sustaining operations.

We plan to hire up to three location and partner scouts with a $60,000/year base salary and invest ~$150,000 in hardware and software improvements in 2025. While these initiatives will drive additional profitability, the initial raised funds will be sufficient to sustain operations for 5+ years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is currently exploring additional capital sources to enhance kiosk delivery and service level agreements (SLAs). These include:

- Equipment Lines of Credit: Flexible financing options to support the assembly and of our coffee kiosks.

- Future Series A Funding: Anticipated in 2026, if necessary, to further accelerate growth and expansion.

These strategies aim to strengthen our financial position and support our ongoing growth initiatives.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Bestseller Group USA LLC
  Names of 20% owners: Sergey Cheremush and Sergey's brother
  Relationship to Company: Co-Founder, CFO, President, Board Member
  Nature / amount of interest in the transaction: Bestseller Group USA LLC is 50% owned by Sergey Cheremush.
  Material Terms: The 2024, the Company had transactions with Bestseller Group USA LLC, a company 50% owned by Sergey Cheremush. Bestseller Group USA LLC provided the Company with a loan of $14,910, while the Company extended a loan of $20,000 to Bestseller Group USA LLC. The $5,090 excess repayment is classified as a loan receivable and was collected in 2025.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: The Company is offering SAFEs (Simple Agreements for Future Equity), which are convertible securities. These instruments do not provide equity ownership at the time of investment but may convert into equity upon specific triggering events, such as a future equity financing. The valuation cap for this SAFE is $15,000,000.00 which sets a maximum company valuation at which the investment may convert into equity. The valuation cap has been determined internally by the Company without a formal third-party valuation. It is not a reflection of the current or implied valuation of the Company. Investors should be aware that SAFEs do not confer rights to equity, dividends, or voting until they convert, if ever. Please refer to the "Company Securities" section for details on currently outstanding convertible securities, options, and any shares reserved for future issuance. These instruments may impact the capitalization of the Company at the time of a future equity round.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Locations Development
  42.0%
  We will use 42% of the funds raised to build an in-house locations scouting team and develop an automated locations marketplace, enabling efficient expansion and securing high-traffic locations. This foundation will optimize placement strategies and establish long-term partnerships with property managers to ensure a strong nationwide presence.
- Marketing
  20.0%
  We will use 20% of the funds raised to enhance brand recognition, run digital advertising campaigns, execute influencer partnerships, and conduct localized marketing initiatives to increase kiosk adoption.
- Hardware
  7.0%
  We will use 7% of the funds raised to enhance kiosk reliability, improve coffee machine performance, and integrate new features such as AI-driven maintenance and payment system upgrades. Additionally, we will introduce new models of kiosks with advanced robotics capabilities, improving automation, efficiency, and product offerings to stay ahead of market trends.
- Software
  2.5%
  We will use 2.5% of the funds raised for developing and refining kiosk management tools, improving the user experience, and further enhancing our integrated loyalty program to drive customer retention and engagement.
- Private Label
  2.5%
  We will use 2.5% of the funds raised to expand our proprietary product offerings, including new coffee blends, ready-to-drink beverages, and sustainable packaging innovations.
- Legal
  2.5%
  We will use 2.5% of the funds raised to support compliance, franchise agreements, and contractual obligations necessary for expansion.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Locations Development
  45.0%
  We will use 45% of the funds raised to build an in-house locations scouting team and develop an automated locations marketplace, enabling efficient expansion and securing high-traffic locations. This foundation will optimize placement strategies and establish long-term partnerships with property managers to ensure a strong nationwide

presence.

- Marketing
  24.0%
  We will use 24% of the funds raised to enhance brand recognition, run digital advertising campaigns, execute influencer partnerships, and conduct localized marketing initiatives to increase kiosk adoption.

- Hardware
  10.0%
  We will use 10% of the funds raised to enhance kiosk reliability, improve coffee machine performance, and integrate new features such as AI-driven maintenance and payment system upgrades. Additionally, we will introduce new models of kiosks with advanced robotics capabilities, improving automation, efficiency, and product offerings to stay ahead of market trends.

- Software
  4.5%
  We will use 4.5% of the funds raised for developing and refining kiosk management tools, improving the user experience, and further enhancing our integrated loyalty program to drive customer retention and engagement.

- Private Label
  4.5%
  We will use 4.5% of the funds raised to expand our proprietary product offerings, including new coffee blends, ready-to-drink beverages, and sustainable packaging innovations.

- Legal
  4.5%
  We will use 4.5% of the funds raised to support compliance, franchise agreements, and contractual obligations necessary for expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.manna.coffee/ (https://manna.coffee/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mannacoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Manna Smart Retail Inc.

[See attached]

MANNA SMART RETAIL, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

- Balance Sheets 2
- Statements of Operations 3
- Statements of Changes in Stockholders' Equity 4
- Statements of Cash Flows 5
- Notes to Financial Statements 6

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Manna Smart Retail, Inc.
Redondo Beach, California

We have reviewed the accompanying financial statements of Manna Smart Retail, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

March 24, 2025
Los Angeles, California

MANNA SMART RETAIL, INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 9,490	$ 2,610
Accounts Receivable, net	12,641	-
Inventory	37,088	-
Due From Related Parties	5,090	-
Prepaids and Other Current Assets	19,688	-
Total Current Assets	**83,997**	**2,610**
Property and Equipment, net	1,426	-
Total Assets	**$ 85,423**	**$ 2,610**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 3,439	$ -
Other Current Liabilities	117,859	-
Total Current Liabilities	**121,298**	**-**
Total Liabilities	**121,298**	**-**
STOCKHOLDERS' EQUITY		
Common Stock	100	100
Additional Paid in Capital	2,400	2,400
(Accumulated Deficit)/Retained Earnings	(38,375)	110
Total Stockholders' Equity	**(35,875)**	**2,610**
Total Liabilities and Stockholders' Equity	**$ 85,423**	**$ 2,610**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 96,549	$ -
Cost of Goods Sold	50,355	-
Gross Profit	**46,194**	**-**
Operating Expenses		
General and Administrative	62,985	90
Selling and Marketing	21,694	-
Total Operating Expenses	**84,679**	**90**
Net Operating Loss	**(38,485)**	**(90)**
Interest Expense	-	-
Other Income	-	(200)
(Loss)/Income Before Provision for Income Taxes	**(38,485)**	**110**
Provision/(Benefit) for Income Taxes	-	-
Net Loss/Net Income	**$ (38,485)**	**$ 110**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid	Retained Earnings/	Total Stockholders'
(in , $US)	**Shares**	**Amount**	**In Capital**	**(Accumulated Deficit)**	**Equity**
Inception Date- August 23, 2023	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of stock	10,000,000	100	2,400	-	2,500
Net Income	-	-	-	110	110
Balance—December 31, 2023	**10,000,000**	**$ 100**	**$ 2,400**	**$ 110**	**$ 2,610**
Net Loss	-	-	-	(38,485)	(38,485)
Balance—December 31, 2024	**10,000,000**	**$ 100**	**$ 2,400**	**$ (38,375)**	**$ (35,875)**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net (Loss)/Income	$ (38,485)	$ 110
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities		
Depreciation of Property	357	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(12,641)	-
Inventory	(37,088)	-
Prepaids and Other Current Assets	(19,688)	-
Due From Related Parties	(5,090)	-
Accounts Payable	3,439	-
Other Current Liabilities	117,859	-
Net Cash Provided By Operating Activities	**8,663**	**110**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(1,783)	-
Net Cash Used in Investing Activities	**(1,783)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	2,500
Net Cash Provided By Financing Activities	**-**	**2,500**
Change in Cash & Cash Equivalents	**6,880**	**2,610**
Cash & Cash Equivalents —Beginning of The Year	2,610	-
Cash & Cash Equivalents—End of The Year	**$ 9,490**	**$ 2,610**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Manna Smart Retail, Inc. was incorporated on August 23, 2023, in the state of Delaware. The financial statements of Manna Smart Retail, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Redondo Beach, California.

Manna Coffee is a smart self-service coffee kiosk network offering high-quality, freshly roasted coffee at an affordable price, ready in just 30 seconds. Designed for convenience, Manna Coffee Corners require minimal space and no water line, providing a turnkey solution for property managers and investors while enhancing customer satisfaction with a seamless coffee experience. With integrated remote management and real-time sales tracking, Manna ensures operational efficiency and maximized profitability for its partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Coffee sales at kiosks: Revenue is recognized at the point of sale when the customer receives the product.
Revenue-sharing agreements: Revenue is recognized monthly, based on actual kiosk sales and the contractual revenue split.
Kiosk sales to partners: Revenue is recognized upon installation and activation of the kiosk when control is transferred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $21,694 and $0, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	19,688	-
Total Prepaids and Other Current Assets	**$ 19,688**	**$ -**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Unearned Revenue	117,859	-
Total Other Current Liabilities	**$ 117,859**	**$ -**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Finished Goods	37,088	-
Total Inventory	**$ 37,088**	**$ -**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Furniture and Equipment	$ 1,783	$ -
Property and Equipment, at cost	**1,783**	**-**
Accumulated Depreciation	(357)	-
Property and Equipment, net	**$ 1,426**	**$ -**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $357 and $0, respectively.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 10,000.000 shares of common stock, respectively, have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (11,484)	$ (107)
Valuation Allowance	11,484	107
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (11,591)	$ (107)
Valuation Allowance	11,591	107
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $38,843. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

In 2024, the Company had transactions with Bestseller Group USA LLC, a company 50% owned by Serhii Cheromush, who is also one of the shareholders of Manna Smart Retail Inc. Bestseller Group USA LLC provided the Company with a loan of $14,910, while the Company extended a loan of $20,000 to Bestseller Group USA LLC. The $5,090 excess repayment is classified as a loan receivable and was collected in 2025.

10. SUBSEQUENT EVENTS

On February 14, 2025, the Company amended its Articles of Incorporation to increase the number of authorized shares from 10,000,000 to 11,000,000, with a par value of $0.00001 per share.

On February 14, 2025, Coinface OU, the previous shareholder, transferred 10,000,000 shares to Manna Triumph Holding LLC, the current shareholder.

On the same date, Manna Smart Retail Inc. allocated 1,000,000 shares of Common Stock for its Regulation Crowdfunding (Reg CF) Offering on StartEngine.

Additionally, Manna Triumph Holding LLC transferred 1,000,000 shares to Manna Smart Retail Inc. for the Employee Option Pool, in accordance with the Stock Contribution Agreement signed that day.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF MANNA COFFEE

Join a Fast Growing Coffee-to-Go Smart Network

Coffee You Love, Always Nearby. A Business That Works for You.
Manna Coffee is a network of smart coffee kiosks that makes barista-quality coffee affordable and fast. No more long lines, overpriced lattes, or wasted time.
No barista needed - our kiosks serve fresh espresso-based drinks in just 30 sec for $3.75

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Manna Coffee
About Love
JOIN A FAST GROWING COFFEE-TO-GO SMART KIOSKS NETWORK
68,000+ CUPS SOLD
24 ACTIVE KIOSKS IN 5 STATES
AWARDED BY THE BLOX
THE MOST INVESTABLE COMPANY

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
20% Discount

MIN INVEST $111

VALUATION CAP $15M

REASONS TO INVEST

- Product-Market Fit – 24 kiosks running in Feb 2025 across 5 states, generating $30,000+ Annual Recurring Revenue (ARR) per kiosk, with a 70% profit margin.
- Strong Team – Led by Ex-Google, McKinsey and Forbes 30 Under 30 founders, with $100M+ in successful exits in FoodTech and Supply Chain.
- Demand – 1,000+ entrepreneurs have expressed interest* to own a coffee kiosk. Manna Coffee has already 250+ secured locations in hospitals, universities, and transit hubs.

*These indications of interest do not represent formal agreements and may not result in sales.

TEAM



Fedor (Ted) Lisitsyn • Co-Founder, CEO, Board Member

Ex-Google & McKinsey | Harvard MBA | Successful exit with stealth FoodTech startup | Expanded Manna Coffee across 5 states | Forbes 30 Under 30 | Triathlete

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Sergey Cheremush • Co-Founder, CFO, President, Board Member

Scaled multiple CPG brands to 7-figure revenue | Entrepreneur with 3 successful exits | 1st Manna Coffee investor

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Nikita Cherkasskii • Co-Founder, COO, Board Member

Built & scaled 40 ultra-fast grocery hubs across NYC & Chicago | Partnered with 250+ iconic locations in NYC for Manna Coffee Kiosks | Forbes 30 Under 30 | Marathon Runner

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Ashley Lott • Real Estate and AI Advisor

Experienced Founder at RE Sector | Advisor, Strategist, and Connector with access to 5,000+ locations | SVP at a leading Student Housing company | Advisory Board Member at University | Ex-C-Level Leader of Property Management and Portfolio Operations

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THE PITCH


Manna Coffee
About Love
COFFEE YOU LOVE
ALWAYS NEARBY
we make great coffee accessible and
help people earn money from it
anywhere in the world
DRINKS TO GO
GET $10
FOR COFFEE
NATURAL COFFEE
IN ONE MINUTE
THE ONLY COFFEE
THAT DOESN'T
EXPECT A TIP

Manna Coffee is introducing a scalable, technology-driven approach to the $56B U.S. Coffee-to-Go market. Every day, 150 million Americans drink coffee, yet over 100,000+ locations* lack easy access - from hospitals, universities, and transit hubs to ice rinks, gyms, apartment complexes, and warehouses. Traditional coffee shops struggle with high labor costs and long wait times, while outdated vending machines fail to meet modern consumer expectations.

**These indications of interest do not represent formal agreements and may not result in sales.*


BIZ MODEL


THREE COMPONENTS OF MANNA'S SUCCESS
COFFEE KIOSK OWNERS
Invest $12k, Get $2k a Month
Flexible Operational Model
Real Time Inventory & Profits
MANNA PRODUCT
Tasty, Affordable, Fast, Near
Light Asset - Owners Cover Production Cost
Loyalty & Referral Programs
PROPERTY MANAGERS
$0 Set Up & Service Cost
Receive Revenue Share
Boost Customer Satisfaction


UNIT ECONOMY
MANNA MAKES PROFIT FROM EACH CUP SOLD
WE OPERATE KIOSKS
Price for Consumer - $3.75
Landlords Fee - $0.38
Cost for Manna $0.88
Profit for Manna $2.49
FROM $2.49 PROFIT PER CUP
WE SUPPLY PARTNERS VIA SUBSCRIPTION
Price for Consumer - $3.75
Partners Ops Profit $2.56
Cost for Manna $0.79
Profit for Manna $0.40
FROM $0.40 PROFIT PER CUP
ADDITIONAL MANNA PROFIT
one-off profit from corners sales
recurring software and service profits
higher profit from food sales

Manna Coffee provides a barista-quality experience in 30 sec without staff or high overhead costs. Our proprietary software allows kiosk owners to remotely manage operations, track sales, and optimize inventory, while our loyalty system drives up to 60% repeat customer retention, depending on location.

With a scalable, asset-light model, Manna Coffee aims to expand with micro-investors and property managers, targeting 5,000+ locations by 2029, pending market conditions.*

**Forward-looking statements made are based on current expectations and assumptions and involve inherent risks and uncertainties that may cause actual results to differ materially.*

Manna Coffee is transforming a $56B market with AI-driven automation, high margins, and zero labor costs. Now's your chance to own the future of coffee.

THE PROBLEM & OUR SOLUTION


TO GET A COFFEE YOU LIKE
IS NOT ALWAYS EASY
EXPENSIVE
LONG LINES
FAR AWAY
BUT IT'S A PIECE OF CAKE FOR MANNA
TASTY
LOCAL FRESHLY ROASTED BEANS
AFFORDABLE
FROM $1.95 TO $3.95 PER CUP
FAST
ONLY 30 SECONDS TO MAKE COFFEE
NEAR
POSSIBLE JUST STEPS AWAY
SELF-SERVICE COFFEE SHOP

The Problem:

🚫 Coffee-to-Go is outdated, slow, and overpriced.
🚫 60,000+ old-school coffee vending machines across the U.S. serve low-quality instant coffee that no one really enjoys.
🚫 Long lines, high prices, and inconsistent quality frustrate millions of coffee drinkers daily.
🚫 Traditional coffee shops struggle with high rent & labor costs, making them hard to scale.

Our Solution:

Manna Coffee is changing the game with smart kiosks that serve premium espresso drinks in just 30 sec - can be located anywhere in the country, without baristas, long waits, or overpriced cups.

✅ Barista-quality coffee for just $3.75
✅ Profitability - Current performance shows a path to profitability potential, with kiosks generating an estimated $30,000+ ARR and a projected 70% margin.*
✅ No staff, no rent burden - fully automated & scalable
✅ Replacing outdated vending machines with a modern, high-quality alternative

We believe this is the future of coffee. Investors, property managers, and entrepreneurs can all profit from every cup sold.

**HISTORICAL GROWTH & PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.*

MANNA COFFEE: REDEFINING THE ULTIMATE CUSTOMER EXPERIENCE

Good · Medium · Bad

	Quality of coffee	Cost per cup	Speed	Installation	Maintenance	Eco-friendliness	Design
Manna Coffee	Freshly roasted, premium	$1.95 - $3.95	Ready in 30 seconds	Turn-key with no water line	Fully handled by Manna mostly remote, high water capacity	Sustainable ingredients and zero-waste consumable	Modern style, can be customized to premises design
Traditional Vending Machines	Average, often low-quality	Cheap due to lower quality	2+ min	Requires water line	Often neglected, no remote troubleshooting	Non-recyclable packaging	Bulky old-school solutions
On-Table Solutions	Varies, often inconsistent	$3+	1-2 min, manual operations	May require water line	Frequent professional maintenance, low water capacity	Single-use components, usually non-sustainable materials (e.g., foam)	Old-school style with no customization
Capsule Machines	Pre-packaged capsules	$3+	~1 min, manual operations	Simple installation with no water line	Regular cleaning, very low water capacity	Single-use capsules	Modern style with no customization

MANNA UNIQUE TECHNOLOGICAL ADVANTAGE

INTEGRATED LOYALTY PROGRAM · REMOTE CONTROL AND TROUBLESHOOTING · REAL TIME SALES DATA

THE MARKET & OUR TRACTION

The Market: A $56B Opportunity

- Coffee is a daily habit – 150M+ Americans drink coffee every day, fueling a $56B out-of-home coffee market projected to keep growing.
- Speed & convenience win – 57% of coffee drinkers seek fast, high-quality options, creating demand for self-service solutions.
- Smart retail is booming – The $43B smart retail market is reshaping consumer habits, making automated coffee a natural fit.
- Labor costs are rising – Traditional coffee shops struggle with increasing wages and staffing shortages - Manna Coffee operates with zero labor costs.
- Old vending is outdated – 60,000+ legacy coffee vending machines are due for an upgrade - Manna Coffee is part of the shift toward modernizing the vending industry with smart self-serve kiosks.

The future of coffee is fast, automated, and everywhere.

Automation should never compromise quality! Manna Coffee Kiosks are assembled in the USA using the finest American materials. At the heart of every kiosk is an Italian Espresso Machine – designed and crafted in the homeland of espresso!



ITALIAN QUALITY
Manna Coffee Kiosks bring the heart of Italy to every cup with Italian Espresso Machines
Manna production facility in Florida can assemble up to 100 kiosks per month
DRINKS TO GO
NATURAL COFFEE
PROUDLY MADE IN USA



PRODUCT
TAILORED COFFEE SOLUTIONS FOR EVERY TYPE OF LOCATION
CHOOSE YOUR 24/7 COFFEE CORNER
ENHANCE WITH NEW OFFERINGS
ADD FOOD AND SNACKS OPTIONS
NANO $12,000
BONTO $8,000
URBAN $14,000
COLOR CUSTOMIZATION IS AVAILABLE
MODULES ARE PLACED INSIDE THE MACHINE
CONCENTRATE MODULE $1,000
CHILLING AND CARBONATING MODULE $1,000
2025 MANNA COFFEE SOLUTIONS LAUNCH
Robotic Barista Kiosk
Drive-Thru Automated Coffee
Last-Mile Coffee Delivery Bot

Manna Coffee isn't just about great coffee **-** it's about **tailored solutions for every location**:

- **Modular Coffee Kiosks** – From compact self-serve stations to fully automated barista-style units.
- **Add-On Beverage Upgrades** – Cold brew, craft lemonades, and specialty drinks to enhance variety.
- **Snack & Food Integration** – Smart vending options for a complete, high-margin product offering.
- **Future Innovations** – We are working on developing robotic barista kiosks, drive-thru automated coffee, and last-mile delivery bots, with plans to launch by 2026, pending R&D progress.*

**Forward-looking statements made are based on current expectations and assumptions and involve inherent risks and uncertainties that may cause actual results to differ materially.*


MANNA COFFEE ACHIEVED NOTABLE GROWTH IN THE LAST 6 MONTHS
NOW AIMING FOR 1,000+ KIOSKS BY 2026
ACTIVE LOCATIONS
5
37
US STATES PRESENCE
1
NY
5
NY, NJ, FL, NC, CA
ANNUAL RECURRING REVENUE PER KIOSK
$22K
$30K
COST OF POTENTIAL KIOSK OWNER CONTACT
$22.5
$5.5
PARTNERSHIP INQUIRIES
25
1,000
TYPES OF KIOSKS FOR EVERY PREMISES
1
10

PERFORMANCE: Manna Coffee in Extreme Conditions! 🔥


PEOPLE LOVE MANNA COFFEE DRINKS
VERIFIED DEMAND AND SUPERIOR QUALITY
2,000 cups of coffee in 5 days for Burning Man guests
PROVEN PERFORMANCE IN EXTREME CONDITIONS
kiosks have operated in temperatures ranging from 25°F to 104°F

Served 2,000+ cups of coffee in just 5 days at Burning Man - proving kiosk efficiency even in harsh desert conditions. Tested for all climates – Operated smoothly from 25°F to 104°F, showing our ability to work anywhere, anytime.

For Entrepreneurs & Investors: Own or Invest in the Future of Coffee

- Micro-Investors & Kiosk Owners: Own a Manna Coffee Kiosk with low startup costs and zero labor. Smart, scalable, and built for passive income.
- Venture Investors: Manna Coffee is developing an innovative, low-overhead alternative to traditional coffee chains. Scalable, automated, and already growing 7.4X in 6 months - from 5 kiosks to 37 kiosks.

For Property Managers: Turn Empty Spaces into Passive Income

- Zero staff. Low maintenance. Just profit.
- Monetize underutilized spaces by installing Manna Coffee kiosks - earn revenue from every cup sold.
- Premium coffee in 30 sec for tenants, employees, or customers

PRIMARY MANNA COFFEE INITIATIVES TO ACHIEVE 1,000+ KIOSKS BY 2026

	Product	Coffee Kiosks Owners	Property Managers
2025 H1	Improved Integrated Loyalty Program	Brand Recognition Campaigns	In-House Locations Scouting Team
2025 H2	Healthy Food and Beverages Private Label	Launch of Financing Platform	Automated Locations Marketplace

USE OF FUNDS



50%
25%
10%
5%
5%
5%
Locations Development
Marketing
Hardware
Software
Private Label
Legal

Forward-looking statements in these offering materials are based on current expectations and assumptions and involve inherent risks and uncertainties that may cause actual results to differ materially.

WHY INVEST

Investing in Manna Coffee means joining a mission to revolutionize the $56B U.S. Coffee-to-Go market with smart, self-service coffee kiosks that bring convenience, quality, and profitability to every location.

- Traction. Growth. 70% profit margins. This is your chance to invest early in the future of coffee.
- Funds are intended to support expansion efforts, with a goal of reaching 1,000+ locations by 2026.
- Join us in redefining how America enjoys coffee - while building a profitable future.



JOIN MANNA IN REVOLUTIONIZING COFFEE TO GO
100% ARABICA
$1.95



MANNA FAMILY AWARDS
BECAUSE WE ARE MORE THAN JUST A COMPANY
Win ultimate Burning Man Experience:
two festival tickets and place in Camp with Manna Coffee Team
every investor gets access to the secret Manna Family Community and earns one or more raffle tickets based on their investment
X
$250
BAG OF MANNA COFFEE SIGNATURE BLEND
Bold, Smooth, Unforgettable
1
$500
SUSTAINABLE MANNA COFFEE TUMBLER
Temperature-Locking for Every Sip
-$500 for your Coffee Kiosk
2
$1,000
EXCLUSIVE MANNA FAMILY HOODIE
Super Cozy & Incredibly Warm
4
$2,500
KNOW EVERYTHING ABOUT COFFEE
The Ultimate Online Masterclass
10
$5,000
CREATE A SEASONAL DRINK WITH US
Brew, Blend, Enjoy!
-$1,000 for your Coffee Kiosk
20
$10,000
FREE COFFEE FOR LIFE
Sip Forever!
40
$25,000
FOUNDERS' STRATEGIC DINNER
Shape Manna's Future
100
$50,000
ROASTERY TOUR
Feel the Heat of Manna's Craft
-$2,500 for your Coffee Kiosk
200
$100,000
JOURNEY TO THE SOURCE
Exclusive South American Coffee Plantation Trip with Founders
Get your Nano Kiosk for Free!
400
Terms and Conditions apply. See disclosure in deal page. Each tier includes all rewards from the previous tiers.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1007 N Orange St. 4th Floor Ste 1382
Wilmington, DE 19801

WEBSITE
View Site

Coffee You Love, Always Nearby. A Business That Works for You.
Manna Coffee is a network of smart coffee kiosks that makes barista-quality coffee affordable and fast. No more long lines, overpriced lattes, or wasted time.
No barista needed - our kiosks serve fresh espresso-based drinks in just 30 sec for $3.75

TERMS

Manna Coffee

Overview

INTEREST RATE
0%

VALUATION CAP
$15M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$111

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$85,423	$2,610
Cash & Cash Equivalents	$9,490	$2,610
Accounts Receivable	$12,641	$0
Short-Term Debt	$121,298	$0
Long-Term Debt	$0	$0
Revenue & Sales	$96,549	$0
Costs of Goods Sold	$50,355	$0
Taxes Paid	$0	$0
Net Income	-$38,485	$110

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Undefined security in Manna Coffee. The amount of Undefined security you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Undefined security equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investments Incentives and Bonuses*

Early Bird Perks

Early Bird 1 - Invest $1,000+ within the first two weeks and receive 3% addition to the base discount rate and Awards, Discounts, and Raffle Tickets.

Early Bird 2 - Invest $5,000+ within the first two weeks and receive 4% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 3 - Invest $10,000+ within the first two weeks and receive 5% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 4 - Invest $25,000+ within the first two weeks and receive 6% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 5 - Invest $50,000+ within the first two weeks and receive 8% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 6 - Invest $100,000+ within the first two weeks and receive 10% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Mid-Campaign Perks

Flash Perk 1 - Invest $5,000+ between Day 30 and Day 37 and receive 4% addition to the base discount rate.

Flash Perk 2 - Invest $5,000+ between Day 60 - Day 67 and receive 4% addition to the base discount rate.

Amount-Based Perks

Manna Family: Invest $111+ and receive access to the Secret Manna Family Community, which is exclusive and connected, along with 1 raffle ticket for the Burning Man Experience.

Espresso Enthusiast: Invest $250+ and receive a bag of Manna Coffee Signature Blend, known for its bold, smooth, and unforgettable flavor, along with 1 raffle ticket for the Burning Man Experience.

Cappuccino Champion: Invest $500+ and receive $500 off for your Coffee Kiosks, a sustainable temperature-locking Manna Coffee Tumbler, and 2 raffle tickets for the Burning Man Experience.

Latte Legend: Invest $1,000+ and receive an exclusive Manna Family Hoodie that is super cozy and incredibly warm, along with 4 raffle tickets for the Burning Man Experience.

Macchiato Guru: Invest $2,500+ and receive access to "Know Everything About Coffee: The Ultimate Online Masterclass," along with 10 raffle tickets for the Burning Man Experience.

Mocha Mogul: Invest $5,000+ and receive $1,000 off for your Coffee Kiosks, the opportunity to create a seasonal drink with Manna (Brew, Blend, Enjoy!), and 20 raffle tickets for the Burning Man Experience.

Cold Brew Connoisseur: Invest $10,000+ and receive free coffee for life, allowing you to sip forever, along with 40 raffle tickets for the Burning Man Experience.

Nitro Innovator: Invest $25,000+ and receive an invitation to the Founders' Strategic Dinner to shape Manna's future, along with 100 raffle tickets for the Burning Man Experience.

Mannaccino Evangelist: Invest $50,000+ and receive $5,000 off for your Coffee Corner, a Roastery Tour to feel the heat of Manna's craft, and 200 raffle tickets for the Burning Man Experience.

Brew Master: Invest $100,000+ and receive a free Nano Coffee Corner, along with an exclusive South American Coffee Plantation Trip and 400 raffle tickets for the Burning Man Experience.

Terms and Conditions

** Each prize tier includes all rewards from the previous tiers. The higher the tier, the more rewards you receive! The images of prizes shown are for illustrative purposes only. Actual designs, colors, and specifications may vary. Final prize selections are subject to availability and may be substituted with similar items of equal or greater value.*

*** Burning Man Experience:*

The prize includes two (2) Burning Man festival tickets and a place in the Manna Coffee Team camp. No other expenses are covered. Prize recipients are solely responsible for all additional costs, including but not limited to transportation, accommodation, food, gear, travel insurance, and any required permits or documentation.

Manna Coffee is not responsible for any cancellations, changes, or disruptions related to the festival, camp, or any third-party services. By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all Burning Man rules, laws, and camp policies.

**** Subject to availability, varies by Kiosk*

***** 1 cup / day next 10 years at any Manna Kiosk*

****** The award includes round-trip economy airfare and hotel stay. The exact details are subject to availability and may be modified at the discretion of Manna Coffee.*

Prize recipients are responsible for any additional expenses, including but not limited to transportation to and from the airport, meals, travel insurance, incidentals, and any required travel documents (e.g., passports, visas). Manna Coffee is not responsible for any cancellations, delays, or unforeseen circumstances affecting travel or accommodation.

By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all applicable laws, airline regulations, and accommodation policies.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Manna Smart Retail Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club bonus the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Manna Smart Retail Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 1007 N Orange St. 4th Floor Ste 1382 (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is Firstbase Agent LLC.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10000000 shares (number of authorized shares) with a par value of $ 0.00001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Firstbase Agent LLC
Mailing Address 1007 N Orange St. 4th Floor Ste 1382
Wilmington,DE Zip Code 19801

Firstbase Agent LLC

By: /s/ Mari Amaral
Incorporator

Name: Mari Amaral, Authorized Officer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 08/23/2023
FILED 01:48 PM 08/23/2023
SR 20233323357 - File Number 7638207

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Manna Smart Retail Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. That the Board of Directors of the Corporation duly adopted a resolution on February 14, 2025, proposing and declaring advisable the following amendment to the Certificate of Incorporation:

   Article IV of the Certificate of Incorporation is hereby amended to read as follows: The total number of shares of Common Stock which the Corporation shall have authority to issue is 11,000,000 shares, with a par value of $0.00001 per share.

2. That said amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this February 14, 2025.

MANNA SMART RETAIL INC.

By: DocuSigned by: Serhii Cheromush
11F01B316308447...
Serhii Cheromush
President

Attest: Signed by: Olena Ilchenko
76F3CBBF5175406...
Olena Ilchenko
Secretary